601 Lexington Avenue New York, New York 10022

Joshua N. Koff To Call Writer Directly: (212) 446-4943 jkorff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

February 11, 2014

Via EDGAR

Mr. Max A. Webb
Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Zoe’s Kitchen, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted on December 27, 2013
CIK No. 0001594879

Dear Mr. Webb:

On behalf of our client Zoe’s Kitchen, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company, submitted to the Commission on a confidential basis on December 27, 2013 (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Jason Morgan, the Chief Financial Officer of the Company, dated January 24, 2014, from the staff of the Commission (the “Staff”).  In addition, Amendment No. 1 updates certain of the disclosures contained in the Registration Statement.  The numbered paragraphs below set forth the Staff’s comments together with our responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Registration Statement on Form S-1

General

1.                                      Staff’s comment:  Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:  In response to the Staff’s comment, the Company will supplementally provide all pictures and graphics, together with accompanying captions, in future filings of the Registration Statement with the Commission. The Company understands that the Staff may raise additional comments after reviewing the materials.

2.                                      Staff’s comment:  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company respectfully advises the Staff that, to date, neither the Company, nor anyone authorized to do so on its behalf, has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that, to the best of the Company’s knowledge, to date, there have been no research reports about the Company that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act (“JOBS Act”), by any broker or dealer that is participating or will participate in the offering. To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act or becomes aware of any research reports about the Company that are published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the JOBS Act, the Company will supplementally provide the Staff with copies of such written communication or research reports, as the case may be.

3.                                      Staff’s comment:  Please refrain from using the term “success” and “continued profit growth” to describe your business. We note that you have incurred a net loss in the most recent audited period.

Response:  In response to the Staff’s comment, the Company has revised the use of the terms “success” and “continued profit growth” in the Registration Statement.

4.                                      Staff’s comment:  We note that 17% of your total cost of sales was chicken; 7%, beef; and 4%, feta cheese and that your menu includes soft drinks and potato chips. Do you believe this is a reflection of traditional Mediterranean cuisine a 100 years ago? We suggest revising your descriptions as appropriate. Are the potato chips prepared from scratch daily? The soft drinks?

Response:  The Company respectfully advises the staff that chicken, beef and feta are significant contributors to the Company’s cost of sales, and the Company’s traditional Mediterranean menu includes a majority of ingredients that reflect cuisine from 100 years ago, such as the fresh produce which the Company includes in its salads and other dishes and the ingredients used to make the Company’s pita sandwiches and pita chips, which are made fresh daily.  These traditional ingredients, which include beef, chicken, dairy, ham, turkey, produce, rice and bread, make up more than 75% of the Company’s cost of sales.  Given the relatively small portion of the Company’s cost of sales which is made up of products such as potato chips and soft drinks and the prevalence of these products in most quick service and fast casual restaurants, the Company does not believe investors or customers are confused or misled by the fact that the Company’s restaurants offer potato chips and soft drinks.

Market, Ranking and Industry Data, page ii

5.                                      Staff’s comment:  Please confirm that all market data cited in the prospectus are publicly available or available through subscriptions and were not prepared in contemplation of your securities offering. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

Response:  The Company respectfully advises the Staff that the market data cited in the prospectus are publicly available, either for free or for a subscription fee, which the Company has paid, if applicable. The market data was not specifically prepared or certified for use in connection with the Registration Statement, nor was it prepared or certified any portion of the Registration Statement, other than the Technomic, Inc. report. Accordingly, the Company respectfully submits that it is not required to file a consent with respect to this data under Rule 436, other than with respect to the Technomic, Inc. report. The Company expects to file a consent from Technomic, Inc. in future filings of the Registration Statement with the Commission.

6.                                      Staff’s comment:  We note your disclosure that you use data from Technomic, Inc. market research, surveys and other sources. Please provide us with a copy of such data as it relates to the statements you make in the prospectus.

Response:  In response to the Staff’s comment, the Company is supplementally providing under separate cover copies of the Technomic, Inc. report cited in the Registration Statement. The report has been clearly marked to identify the specific information cited in the Registration Statement and cross-referenced to the relevant pages of the Registration Statement on which such information appears. The Company requests, pursuant to Rule 418(b) under the Securities Act, that the Staff return the copy of the Technomic, Inc. report to the undersigned once the Staff has completed its review.

7.                                      Staff’s comment:  Please revise this section to remove the implication that information contained in the prospectus may not be accurate or reliable by providing that you act and believe that the information is true and accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

Response:  In response to the Staff’s comment, the Company has revised page ii of the Registration Statement.

Our Company, page 1

8.                                      Staff’s comment:  It is unclear whether you are trying to state that Zoe’s has historically been a high growth company or that it will always or for the foreseeable future will be one. Please revise.

Response:  In response to the Staff’s comment, the Company has revised pages 1, 56 and 81 of the Registration Statement.

9.                                      Staff’s comment:  Please revise to explain how despite your customers’ desire for freshly-prepared food you have been unable to make a profit for the past three years and interim period.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that its customers’ desire for the Company’s food has produced growth in same store sales at its restaurants since 2009, which has allowed the Company to invest significant amounts of capital to fuel the growth of the Company through the opening of new restaurants, the promotion of existing restaurants and the hiring of personnel required to support its growth plans. The reinvestment of capital required to open new restaurants and the absorption of a corporate overhead structure that is designed to support a larger restaurant base than currently exists has led to net loss. As the number of restaurants grows, the Company expects to achieve profitability due to the absorption of corporate overhead over a larger restaurant base and increased overall profitability at the restaurant level. Moreover, based on third-party surveys conducted by New Brand Analytics, the Company estimates that approximately 94% of its surveyed customers intend to recommend Zoes Kitchen.  Therefore, while the Company has not been profitable, it believes that these metrics demonstrate its customers’ desire for the Company’s freshly-prepared food.

10.                               Staff’s comment:  Also, please either tell us why you believe your brand delivers on your customers’ passion for life or delete.

Response:  In response to the Staff’s comment, the Company has revised the Registration Statement, including on pages 1, 3, 56, 81 and 83.

Our Concept, page 2

11.                              Staff’s comment:  Please clarify whether your statement that you use “fresh produce and proteins that are predominantly preservative and additive free” is the basis for your statements that your meals and ingredients are “high quality.” Please also clarify whether “fresh produce and proteins” means that your ingredients are never frozen.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that the Company’s use of fresh produce and proteins that are predominately preservative and additive-free is the basis for its statements that the meals and ingredients that the Company serves are high quality.  In addition, in response to the Staff’s comment, the Company has revised pages 2 and 81 of the Registration Statement.

Our Industry, page 2

12.                               Staff’s comment:  Tell us what you mean when you say you promote your brand as an extension of your customers’ own kitchens. If it means nothing, please revise or remove.

Response:  The Company’s concept is to provide its customers with meals which they would feel proud to serve to their family and friends in their own homes.  The Company believes it provides simple, tasty and fresh food which reminds its customers of home cooked food they might serve at home.  As such, the Company promotes its brand as an extension of its customers’ own kitchens. Additionally, the Company’s restaurants offer customers the opportunity to engage with friends, colleagues and family as they would at their kitchen table at home, substantiating the connection to the home kitchen.

Our Strengths, page 2

13.                               Staff’s comment:  Please note the references to “time-honored healthy preparations” and allowing “customers to unite flavor and wellness.” Please revise here and elsewhere to avoid confusing investors who might believe you are asserting that eating at your restaurants makes people healthy. Alternately, provide us with support with respect to your restaurants.

Response:  In response to the Staff’s comment, the Company has revised the Registration Statement, including on pages 3 and 82.

14.                               Staff’s comment:  Please revise to clarify what you mean by a “choice” side item.

Response:  In response to the Staff’s comment, the Company has revised pages 3 and 83 the Registration Statement.

Delivering a Contemporary Mediterranean Experience, page 4

15.                               Staff’s comment:  Refer to the next-to-last sentence in the second paragraph of this section. Please revise to clarify that your team members do not expect to receive tips as well as your statement that they do not need to tip others.

Response:  In response to the Staff’s comment, the Company has revised pages 4 and 84 of the Registration Statement.

Diverse Revenue Mix, page 4

16.                               Staff’s comment:  Please revise the penultimate sentence in this section. Do you mean that you believe that the availability of alcoholic beverages at a majority of your outlets makes them a natural choice for dinner and the absence of such beverages at other outlets makes them a natural choice for dinner? That’s what you appear to be saying.

Response:  In response to the Staff’s comment, the Company has revised pages 4 and 84 of the Registration Statement.

Attractive Unit Economic Model, page 4

17.                               Staff’s comment:  Please explain what you mean by an “attractive” unit economic model and a “sophisticated, predictive” site selection strategy.

Response:  The Company respectfully submits that its unit economic model is attractive because it targets cash-on-cash returns in excess of 30% by the end of the third full year of operation. At an average cash build-out of approximately $750,000, the Company believes new store investment is an attractive use of the Company’s cash flow and a source of value creation for the Company’s shareholders. On average, new restaurants opened since the beginning of 2009 have exceeded these AUV and cash-on-cash return targets within the third year of operations. The Company believes its unit economic provides a return on investment that is attractive to investors and supports further growth of the Company’s restaurant base.

The Company utilizes proprietary methodology to evaluate locations for new restaurants. Factors the Company considers during its site selection process include population density, day-time traffic trends, area demographics and average income levels, and the proximity to competitors as well as complementary retail businesses, among other things. The Company believes evaluation of these factors provides insight into the future success of new restaurants. The Company has yet to close a Company-operated restaurant under the current management regime.

18.                               Staff’s comment:  Please revise the last paragraph on page 4 to disclose the number or percentage of your company-owned restaurants that have exceeded the AUV and cash-on-cash return targets.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 of the Registration Statement to provide additional information with respect to the average AUV and cash-on-cash return on investment achieved. Specifically, the Company has disclosed that on average, new restaurants opened since the beginning of 2009 have exceeded the average AUV and cash-on-cash return targets within the third year of operations, which provides context with respect to the target cash-on-cash return on investment previously disclosed.

Increase Comparable Restaurant Sales, page 5

19.                               Staff’s comment:  Please revise your statement that you utilize a “proven” marketing strategy or clarify that you don’t believe that a strategy has to produce a profitable company to be called proven.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that the Company has invested significant amounts of capital to fuel the growth of the Company through the opening of new restaurants, the promotion of existing restaurants and the hiring of personnel required to support its growth plans.  The Company’s proven marketing strategy has helped it achieve significant restaurant growth and been an important driver of the Company’s same store sales growth since 2009. The Company believes the track record of its same store sales growth demonstrates the efficacy of its marketing strategy.

20.                               Staff’s comment:  Please explain how you create “emotional connections” with your customers’ passions and desires and how you have determined that they have the passions and desires detailed in this section. Alternately, revise.

Response: The Company has utilized both its mobile app and e-mail surveys to understand its customers’ priorities in life. Additionally, the Company uses demographic information to gauge its customers’ emotional needs and desires based on their life stages. Therefore, the Company is able to develop brand content and experiences in its restaurants that are relevant and meaningful to its core customers, allowing the Company to establish relationships beyond traditional restaurant visits and instead build relationships in which the customer believes in the brand as a reflection of self.

Improve profitability, page 6

21.                               Staff’s comment:  Please revise to say achieve profitability as your financial statements indicate that you have been unable to make a profit for the past three years and interim period.

Response:  In response to the Staff’s comment, the Company has revised pages 6 and 86 of the Registration Statement.

Equity Sponsor, page 8

22.                               Staff’s comment:  Please reposition the information about Brentwood elsewhere in the prospectus. It does not appear so material to an investment decision in your securities.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that the Company believes the information regarding the Sponsor, who will be the largest shareholder following completion of the initial public offering, is material to an investment decision in the Company’s securities.

The Offering, page 10

23.                               Staff’s comment:  Reference is made to the fourth bullet point on page 11 with respect to shares of common stock issuable upon the exercise of outstanding stock options to be issued to certain officers, directors, employees and consultants with an exercise price equal to the initial public offering price. Please tell us and revise your filing, where applicable, to disclose the nature and terms of the stock options to be issued to certain officers, directors, employees and consultants. As part of your response to us and revised disclosure, please include the expected timing of the issuance of options and the amount of compensation expense, if any, that will be recognized upon consummation of the IPO.

Response: The Company acknowledges the Staff’s comment, and respectfully submits that prior to the offering the Company does not have any stock options to purchase shares of its common stock. In connection with the offering, the Company intends to distribute the equity interests in Zoe’s Kitchen, LLC to the holders and effectuate a stock split and issue stock options to certain members of management.  These transactions will depend, in large part, on the proposed price range of the Company’s common stock to be sold in the offering. The Company expects to disclose the nature and terms of the stock options to be issued to certain officers, directors, employees and consultants in future filings of the Registration Statement once the terms of the distribution and stock split are determined.

Summary Historical Consolidated Financial and Other Data, page 12

24.                               Staff’s comment:  We note from your disclosure in the last paragraph on page 12 that the table on the following page does not give effect to the stock split of your common stock. We also note that the stock split of your common stock is to be effected prior to the completion of the offering. In this regard, please be advised you are required to give retroactive effect to the stock split prior to the effectiveness of the registration statement, and earnings per share and pro forma earnings per share should also be revised accordingly. Please confirm your understanding of this matter. Refer to the guidance in SAB Topic 4:C.

Response:  In response to the Staff’s comment, the Company understands it is required to give retroactive effect to the stock split prior to the effectiveness of the Registration Statement and that it must also present revised earnings per share and pro forma earnings per share accordingly and intends to do so in future filings of the Registration Statement once the stock split is declared and effective.

25.                               Staff’s comment:  Please revise footnote (2) on page 14 to state that the adjusted pro forma per share data gives effect to the events as if they have occurred on January 1, 2013 rather than October 7, 2013.

Response:  The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised footnote (2) on page 14 to state that the adjusted pro forma per share data gives effect to the events as if they had occurred on January 1, 2013.

26.                               Staff’s comment:  Reference is made to footnote (d) on page 14. Please revise your footnote to show the calculation of adjusted pro forma weighted average common stock outstanding on a basic and diluted basis.

Response:  In response to the Staff’s comment, the Company has revised footnote (d) on page 15 to show the calculation of adjusted pro forma weighted average common stock outstanding on a basic and diluted basis.

27.                               Staff’s comment:  Reference is made to footnote (7) on page 16. We note from your disclosure that one of the reasons management uses the non-GAAP financial measure, Adjusted EBITDA, is because your credit facility uses measures similar to Adjusted EBITDA to measure compliance with certain covenants. In this regard, please tell us if this is a material term of the credit agreement. If so, please expand your disclosures within the liquidity and capital resources section of MD&A to discuss the usage of Adjusted EBITDA in relation to the material covenant(s) as it is not apparent from your current disclosures. Your revised disclosure should also include the amount or limit required for compliance with such covenant(s) and the actual or reasonably likely effects of compliance or non-compliance with the covenant(s) on the company’s financial condition and liquidity.

Response:  The Company’s management uses Adjusted EBITDA to measure operating performance, not liquidity. The Company presents Adjusted EBITDA to facilitate potential investors’ understanding of the Company’s operational performance on a consolidated basis. Consistent with this use, the Company presents a reconciliation of Adjusted EBITDA to net income in accordance with Question 103.02 of the Commission’s Non-GAAP CD&I’s. The reconciliation is presented on a consolidated basis.

Management uses Adjusted EBITDA to assess the performance and value of our Company. The Company does not consider Adjusted EBITDA to be material to an investor’s understanding of the Company’s liquidity, capital resources, or its borrowings under the Company’s credit agreement. Because Adjusted EBITDA is not material to an understanding of liquidity, capital resources or borrowing availability, the Company believes that it does not need to expand its disclosures within the liquidity and capital resources section of the MD&A. In response to the Staff’s comment, the Company has revised its disclosure on pages 16, 54 and 68 of the Registration Statement.

28.                               Staff’s comment:  If the covenant which includes Adjusted EBITDA is not considered a material term of the credit facility, please revise your non-GAAP financial measure to comply with the requirements of Item 10(e)(1)(ii)(A) of Regulation S-K which prohibit excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures. It appears that your measure of Adjusted EBITDA excludes charges such as management and consulting fees, closure costs, and pre-opening costs that required cash settlement. Please advise or revise accordingly.

Response:  The Company respectfully acknowledges that certain adjustments to arrive at Adjusted EBITDA involve excluding charges that are settled in cash. Because the Company uses Adjusted EBITDA as a performance measure and it is not presented as a liquidity measure, it believes it is in compliance with Item 10(e)(1)(ii)(A) of Regulation S-K.

Risk Factors, page 18

29.                               Staff’s comment:  Please add a risk factor about the faddishness of restaurants and the fickleness of consumer interest in a type of restaurant or tell us why one is not needed.

Response:  In response to the Staff’s comment, the Company has revised page 22 of the Registration Statement.

Use of Proceeds, page 46

30.                               Staff’s comment:  Item 504 of Regulation S-K requires that you disclose the principal purposes for which net proceeds are to be used and the approximate amount intended to be used for each such purpose. We note disclosure that you intend to open between 28 and 30 restaurants in 2014. Please allocate how net proceeds will be used for such purpose or advise.

Response:  In response to the Staff’s comment, the Company has revised page 46 of the Registration Statement.

Dilution, page 50

31.                               Staff’s comment:  We note in the last paragraph on page 51 disclosure regarding stock options to purchase shares of your common stock, and that because the exercise price, as adjusted in connection with the stock split, of the outstanding options to purchase shares of your common stock will be significantly below the estimated offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. In this regard, please tell us the nature and terms of the outstanding stock options to purchase shares of your common stock and how such stock options have been accounted for within your financial statements. Please revise the notes to your financial statements to provide the disclosure required by ASC 718-10-50. Furthermore, tell us whether such shares of stock options with exercise prices at significantly below the estimated offering price, represent nominal issuances of shares of your common stock. We may have further comment upon receipt of your response.

Response:  The Company acknowledges the Staff’s comment, and respectfully submits that prior to the offering the Company does not have any stock options to purchase shares of its common stock. In response to the Staff’s comment, the Company has modified its disclosure on page 51 of the Registration Statement. Since prior to the offering, the Company does not have stock options, the Company has not revised the notes to its financial statements. The terms of the stock options to be issued in connection with the offering will be determined, in large part, on the proposed price range of the Company’s common stock to be sold in the offering.  Upon determination of the terms of the stock options, the Company will consider revising the disclosure and/or revise the notes to the financial statements, as appropriate.

Management’s Discussion and Analysis, page 56

Overview, page 56

32.                               Staff’s comment:  Please revise the first sentence or advise. From the rest of the prospectus it appears that you are a restaurant chain. A concept is an idea.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that many registrants in the Company’s industry are described as concepts in their filings with the Commission, including Noodles & Company, Chuy’s Holdings, Inc., Potbelly Corporation, Ignite Restaurant Group, Inc. and Bloomin’ Brands, Inc.

Adjusted EBITDA, page 58

33.                               Staff’s comment:  Please move your presentation and discussion of the non-GAAP financial measure, Adjusted EBITDA, to follow your discussion of Consolidated Results of Operations beginning on page 62 as your current presentation appears to give undue prominence to the non-GAAP financial measure. Refer to the guidance outlined in Item 10(e)(1)(i)(A) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised pages 68 - 69 of the Registration Statement.

Liquidity and Capital Resources, page 70

34.                               Staff’s comment:  We note your net working capital deficit as of December 31, 2012 and that it has continued to increase through the period ended October 7, 2013. Please discuss material changes in working capital; reasons for such changes; and the effect the net working capital deficit has on your ability to operate your business and meet your obligations as they come due.

Response:  Consistent with the restaurant industry, the Company currently operates, and will continue to do so in the future, with a working capital deficit.  The Company does not have significant current assets and its current liabilities, which consist primarily of accounts payable and accrued expenses and other, increase with additional store openings.  Cash flow from operations and additional borrowings are utilized to build new restaurants.  The Company will continue to be able to borrow funds against its Credit Facility, as long as it is in compliance with its debt covenants.

In response to the Staff’s comments, the Company has revised its disclosure on page 70 of the Registration Statement to include the following: “The material changes in working capital from December 31, 2012 through the period ended October 7, 2013 were comprised of a $0.8 million increase in current assets offset by a $3.8 million increase in current liabilities.  The increase in current assets was primarily due to higher prepaid expenses caused by the payment of certain monthly expenses attributable to the portion of October after the end of the period on October 7, 2013.  The increase in current liabilities was due to an increase in accounts payable of $1.1 million and accrued expenses and other of $2.7 million, which were both primarily driven by nine new store openings within the two months after October 7, 2013 as compared to only three new store openings within the two months after December 31, 2012.”

Equity-Based Compensation Expense, page 77

35.                               Staff’s comment:  We note from your disclosure in the fourth paragraph on page 77 that you plan to modify certain of the awards so either the service or performance condition must be met prior to the employee vesting and that you do not expect this offering to accelerate the vesting condition. Please explain in greater detail the nature of the modification you expect to make to the awards and what accounting impact you expect it to have on your financial statements, such as additional compensation expense to be recognized at the time of your IPO. As part of your response, please provide us with your calculation for determining additional compensation expense.

Response:  The Company respectfully advises the Staff to review its response to the Staff’s comment #36 below.

36.                               Staff’s comment:  Furthermore, we note in the last sentence of the fourth paragraph on page 77 you state as a result of the Distribution Transactions you will recognized compensation expense based upon the number of shares issued at the fair value of your IPO price. Please explain the reason(s) for this as it is not apparent from your current disclosures in the filing. As part of your response, please provide us with your calculation for determining the amount to be recognized and the basis for your accounting treatment.

Response:  Certain of the Company’s employees have been granted Class B units in the Company’s parent, Zoe’s Investors, LLC, in 2012 and 2013, which require that both a service and a performance condition are met prior to the awards vesting. The performance condition to vesting consists of a change of control condition. Since the performance condition of the awards is accelerated solely by a change in control of the overall Company, the Company has concluded that it is not probable that the award will vest until such event occurs and therefore has not recognized compensation expenses related to such awards in its statements of operations.  In connection with the offering, the Company expects to modify the awards such that either the service or performance condition must be met prior to vesting and expects to recognize the compensation expense related to such awards.  These equity-based awards will be converted to restricted shares, based on a waterfall calculation, at the determined price of the initial public offering.  The shares will consist of both vested and unvested shares.  The compensation expense on the vested shares will be recognized immediately at the time of the initial public offering, while the compensation expense on the unvested shares will be recognized straight-line over the remaining vesting period.  The amount of compensation expense will be determined after the share conversion and pricing of the initial public offering.

Upon the determination of the price range in connection with the offering, the Company expects to provide an estimate of the value of the compensation expense and provide the appropriate disclosure in the Registration Statement and will provide the staff with the calculation for determining such additional expense.

37.                                     Staff’s comment:  We note from disclosures included throughout your filing you have issued stock options to purchase shares of your common stock. In this regard, please revise your equity-based compensation expense critical accounting policy to discuss the following:

•                  the significant factors, assumptions and methodologies used in determining the fair value of the stock-based compensation grants. As part of your response and your revised disclosure, please indicate whether the valuation of such grants was contemporaneous or retrospective and indicate whether the valuation was prepared by a related party or an unrelated valuation specialist;

•                  a table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and the fair value of the instrument grants for the twelve month preceding the most recent balance sheet date;

•                  each significant factor contributing to the difference between the fair value at the date of each grant and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value determined by that valuation; and

•                  the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist, if applicable.

Response:  The Company respectively advises the Staff that it does not currently have any stock options to purchase shares of our common stock.  However, certain of its employees have been granted Class B units in the Company’s parent, Zoe’s Investors, LLC, for which we believe we have provided all of the necessary disclosures in the critical accounting policy and the consolidated financial statements under ASC 718 Compensation - Stock Compensation.  As disclosed on page 78 of the Registration Statement, the Company issued 140,000 and 80,000 units on July 30, 2012 and April 8, 2013, respectively.  The 140,000 and 80,000 units had a threshold amount of $2.00 and $7.00, respectively, which represents the fair market value as determined by the Company’s Board of Directors. As disclosed on page 79 of the Registration Statement, the Company issued 105,000 units on December 30, 2013 at a threshold amount of $11.88, which represents the fair market value as determined by the Company’s Board of Directors. For these equity-based awards granted in 2012 and subsequent periods, no equity-based compensation expense has been recorded in the consolidated statements of operations. These equity-based awards require that both service and performance conditions be met prior to the employee vesting. As the performance condition of the awards is accelerated solely by a change in control of the overall Company, the Company has concluded that it is not probable that the award will vest until such event occurs. The fair value of these equity-based awards is for reference only and the equity-based compensation expense to be recognized will be based on the number of common shares issued as a result of the Distribution Transactions as described on page 7 of the Registration Statement, at the fair value of the Company’s initial public offering price.

38.                               Staff’s comment:  Also, revise to indicate the amount of any charge to compensation costs that will be recognized by the Company at the time of its planned public offering, if applicable. Refer to the guidance outlined paragraph 182 of the AICPA Technical Practice Aid, Valuation of Privately-Held Equity Securities Issued as Compensation.

Response:  The Company acknowledges the Staff’s comment, and respectfully submits that terms of the stock options to be issued in connection with the offering will be determined based on the proposed price range of the Company’s common stock to be sold in the offering and other relevant assumptions at the time of the grant.  Upon determination of the terms of the stock options, the Company will consider revising the disclosure and/or revise the notes to the financial statements, as appropriate.

In addition, the Company does not currently have any stock options to purchase shares of its common stock and respectfully advises the Staff to review its response to comment #36 and #37 above related to the amount of any charge to compensation costs that will be recognized by the Company at the time of its planned offering related to the units that have been previously granted and related to required disclosures.

39.                               Staff’s comment:  We were unable to locate your reference to “Stock-Based Compensation Expense” mentioned in first sentence at the top of page 79. Please advise or revise your filing.

Response:  The Company respectfully advises the Staff that the reference to “Stock Based Compensation Expense” on page 79 has be revised to state “Equity-Based Compensation Expense.”

Business, page 81

40.                               Staff’s comment:  Please clarify, if true, that your employees are paid approximately what others in the fast casual segment in the geographic areas in which you compete are paid. Is that part of what enables you to provide value to customers?

Response:  Comment has been withdrawn by the Staff.

41.                               Staff’s comment:  We note there is no discussion in your business of training your cooks. Is that because of the simplicity of the foods you sell, e.g., sandwiches and soft drinks?

Response:  The Company acknowledges the Staff’s comment and respectfully submits that the Company adequately trains its cooks to prepare the foods it sells.  The simplicity of the foods on the menu does not require significant training of cooks.

Suppliers, page 92

42.                               Staff’s comment:  To the extent that you have a sole or single-source supplier other than Sysco that you could not replace without undue disruption to your business for certain food products, please identify the sole or single-source supplier and the food products the supplier provides.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that Sysco is the Company’s only sole source supplier the Company could not replace without undue disruption to its business.

Executive Compensation, page 102

Summary Compensation Table, page 102

43.                               Staff’s comment:  We note that you filed the registration statement prior to the end of the 2013 fiscal year. As such, please include compensation information for the 2012 fiscal year in the summary compensation table. Refer to Instruction 1 to Item 402(n) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and respectfully submits that because Amendment No. 1 is being filed in 2014, the inclusion of compensation information for the 2012 fiscal year is not required.

Narrative Disclosure to Summary Compensation Table, page 102

Incentive Unit Agreements, page 103

44.                               Staff’s comment:  Please revise the references to “the LLC” in this section to “Zoe’s Investors.”

Response:  In response to the Staff’s comment, the Company has revised page 103 of the Registration Statement.

Principal Stockholders, page 106

45.                               Staff’s comment:  Please identify the individual or individuals who have voting and dispositive power with respect to the common stock held by Brentwood Associates and related funds and Jemison Investment Company.

Response:  In response to the Staff’s comment, the Company respectfully submits that no one individual, acting alone, can make decisions with respect to the common stock held by Brentwood Associates and related funds, as a majority vote is required to make such decisions. The Company is gathering additional information regarding the stock held by Jemison Investment Company and will revise the disclosure, if necessary, prior to the first public filing of the Registration Statement.

46.                               Staff’s comment:  Reference is made to footnotes (6) through (11). Please tell us and revise your filing, where applicable, to disclose the nature and terms of the shares of common stock that can be acquired upon the exercise of stock options.

Response:  The Company acknowledges the Staff’s comment, and respectfully submits that the nature and terms of the shares of common stock will be determined, in large part, on the proposed price range of the Company’s common stock to be sold in the offering.  Upon determination of the terms of the stock options, the Company will revise the disclosure.

Certain U.S. Federal Income and Estate Tax Considerations for Non-U.S. Holders, page 117

47.                               Staff’s comment:  Please revise this section to clarify that the tax summary discusses material U.S. federal tax consequences rather than “certain” and remove the language that it is a “general” summary and is for “general information only.” Investors are entitled to rely on this section.

Response:  In response to the Staff’s comment, the Company has revised pages 117 and 118 of the Registration Statement.

Note 7. Bank Line of Credit and Term Loan, page F-18

48.                               Staff’s comment:  Based on the information described on page 47 under dividend policy, as well as the last risk factor on page 40, the ability of your subsidiaries to pay dividends is currently restricted by the terms of your Credit Facility and may be further restricted by any future indebtedness. In accordance with Rule 4-08(e)(1) of Regulation S-X, please revise your notes to the financial statements to disclose the nature and terms of significant restrictions on the Company’s ability to pay dividends.

Response:  In response to the Staff’s comment, the Company has added disclosure on page F-19 of the Registration Statement to discuss the restrictions to pay dividends as well as to add a cross reference to Note 15, “Condensed Financial Information of the Parent.”

49.                               Staff’s comment:  We note one of the covenants in your credit agreement required delivery of the 2012 audited financial statements by April 30, 2013 and that you obtained a waiver from your lender for this debt covenant with respect to the 2012 audited financial statements because you were unable to meet this requirement. Please tell us how you considered ASC 470-10-45 with respect to such debt covenant violation with respect to your classification of debt at December 31, 2012 and October 7, 2013.

Response:  The Company advises the Staff that it considered ASC 470-10-45, with respect to such debt covenant violations and classification of its debt.  In connection with receipt of the aforementioned waiver, the Company’s lender established December 31, 2013 as the new date by which the Company had to deliver its 2012 audited financial statements.  The Company’s audited financial statements were issued on December 27, 2013 and as delivery of these audited financial statements to its lender in compliance with the new covenant was both probable and in the Company’s control, the Company classified its debt as noncurrent in its consolidated balance sheets at both December 31, 2012 and October 7, 2013.

In response to the Staff’s comment, the Company has added additional disclosure on pages F-19 and F-38 of the Registration Statement.

Note 11. Related Party Transactions, page F-24

50.                               Staff’s comment:  We note that immediately following the consummation of this offering, Brentwood could potentially have significant influence over all matters presented to your stockholders for approval, including election and removal of your directors, change in control transactions and the outcome of all actions requiring a majority stockholder approval. In addition, persons associated with Brentwood currently serve on your Board of Directors. Please expand your disclosure to discuss the potential significant influence and conflicts of interests in your notes to the financial statements pursuant to the requirements of ASC 850-10- 50-1.

Response:  In response to the Staff’s comment, the Company has added additional disclosure on pages F-24 and F-40 of the Registration Statement. The financial statements have been prepared on a historical basis in conformity with GAAP. Additional disclosure containing forward-looking statements has been added to page 40 of the Registration Statement.

Note 16. Subsequent Events, page F-28

51.                               Staff’s comment:  We note that on November 11, 2013, you entered into an agreement with a third-party gift card issuer (the “Issuer”). Based on the agreement, you delegated a portion of your gift card liability to the Issuer and agreed to sell certain gift cards, which are issued by the Issuer and redeemable at your retail venues for an initial fee of $0.1 million. The Issuer has agreed to compensate you for all gift card redemptions that are the subject of the agreement. Each month, the Issuer pays you an amount for anticipated future redemptions of the subject gift cards. Please expand your disclosure to describe the basis used to determine the estimated amount for future redemptions.

Response:  The Company respectfully advises the Staff that the Issuer calculates the anticipated future redemptions by analyzing the Company’s card program history and determining what is expected to be redeemed. In response to the Staff’s comment, the Company has added additional disclosure on pages F-28 and F-43 of the Registration Statement.

52.                               Staff’s comment:  We note that on November 1, 2013, you executed a letter of intent to purchase two franchise restaurants from one of your franchisees. The acquisition is expected to be completed in the first quarter of 2014. Please tell us and update your notes to the financial statements for significant terms of the transaction.

Response:  In response to the Staff’s comment, the Company has added additional disclosure on pages F-28 and F-43 of the Registration Statement.

Power of Attorney, page II-5

53.                               Staff’s comment:  Please identify your principal financial officer.

Response:  In response to the Staff’s comment, the Company has revised page II-5 of the Registration Statement.

Exhibits, page II-6

54.                               Staff’s comment:  Please file the offer letter with Mr. Taylor and the form of incentive unit agreement for the named executive officers as exhibits.

Response:  In response to the Staff’s comment, the Company has revised the Exhibit Index to show its intention to file Mr. Taylor’s offer letter and the form of incentive unit agreement for the named executive officers as exhibits.

Exhibit 23.1

55.                               Staff’s comment:  Please include a currently dated consent of the independent registered public accounting firm when you file your registration statement.

Response:  The Company notes the Staff’s comment and, in response thereto, advises that it will file a currently dated consent with the first public filing of the Registration Statement.

*       *       *       *

In addition, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4943.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:                                Jason Morgan
Zoe’s Kitchen, Inc.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP